McKee Nelson LLP

One Battery Park Plaza, 34th Floor

New York, New York 10004

May 19, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

RE: J.P. Morgan Acceptance Corporation I

Post-Effective Amendment No. 1 to the Registration Statement on Form S-3
(File No. 333-141607)

Ladies and Gentleman:

We are acting as counsel to J.P. Morgan Acceptance Corporation I.  On behalf of our client and in accordance with Rule 477 of the Securities Act of 1933, as amended, J.P. Morgan Acceptance Corporation I hereby applies for voluntary withdrawal of the above-referenced post-effective amendment, which was filed on May 15, 2008.  The reason for this withdrawal request is that an incorrect form of prospectus supplement was inadvertently included in the Post-Effective Amendment No. 1 to the Registration Statement.

J.P. Morgan Acceptance Corporation I has decided to withdraw its post-effective amendment and refile the post-effective amendment as Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No.  333-141607), pursuant to a discussion with J.P. Morgan Acceptance Corporation I’s SEC Examiner, Rolaine Bancroft. No securities have been sold in connection with the offering contemplated by the above referenced amendment for which we are requesting a withdrawal.

Kindly forward a copy of the order consenting to withdrawal of the post-effective amendment to the undersigned.  Please contact me at (917) 777- 4340 with any questions.

Yours truly,

/s/ Michael Braun

Michael Braun